NEWS RELEASE	ELD No. 10-11
TSX: ELD NYSE: EGO ASX: EAU	July 20, 2010

ELDORADO GOLD CORPORATION AND BRAZAURO RESOURCES CORPORATION COMPLETE PLAN OF ARRANGEMENT

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado” , the “Company”, or “we”) are pleased to announce that the Company has completed today the court approved Plan of Arrangement (the “Arrangement”) to acquire all the issued and outstanding securities that it does not already own of Brazauro Resources Corporation (“Brazauro”).  The Arrangement was approved by security holders of Brazauro on July 15, 2010.   Eldorado has issued 5,993,898  common shares pursuant to the Arrangement.

The transaction combines Eldorado’s strength and experience in successful gold production with Brazauro’s promising Tocantinzhinho Project in Tapajos, Brazil and two exploration projects, Agua Branca and Piranhas.

Under the terms of the Arrangement, former Brazauro shareholders will receive 0.0675 of an Eldorado common share for each Brazauro share held, as well as 1/3 of a share of TriStar Gold Inc. (“TriStar”), a new exploration company that Eldorado has agreed to fund with C$10 million.   TriStar will hold certain exploration properties owned by Brazauro prior to the Arrangement.

Upon completion of the Arrangement, Paul N. Wright commented “The successful development of the Tocantinzhinho Project will provide a solid foundation from which Eldorado will continue to build its gold mining business in Brazil.  We intend to provide information on the Company’s plans for the Tocantinzhinho Project shortly.”

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece and Turkey.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  Forward-looking statements or information herein include, but are not limited, to statements or information with respect to Eldorado’s assessment of the effect of the acquisition on Eldorado and the ability of Eldorado to advance development of the Tocantinzinho project.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the price of gold; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries; the impact of the integration of acquired businesses on our operation, financial position, reserves and resources and gold production; and the ability to achieve our goals.  Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: gold price volatility; risks of not meeting production and cost targets; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; the risk that the integration of acquired businesses taking longer than expected, the anticipated benefits of the integration may be less than estimated and the costs of acquisition higher than anticipated; ability to complete acquisitions; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Cautionary Note About Forward-Looking Statements and Information” and “Risk Factors” in the Company's Annual Information Form & Form 40-F dated March 31, 2010.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).  Eldorado CDIs, which represent common shares, trade on the Australian Securities Exchange (ASX:EAU).  The TSX has neither approved nor disapproved the form or content of this release.

"For additional information or for a copy of Eldorado’s early warning report, please contact: Nancy Woo, Vice President Investor Relations, at 604 601-6650 or e-mail nancyw@eldoradogold.com."

Contact:
Nancy E. Woo, Vice President, Investor Relations
Phone: 604.601.6650 or 1.888.353.8166
Fax: 604.687.4026
Email: nancyw@eldoradogold.com
Request for information packages: laurelw@eldoradogold.com

Eldorado Gold Corporation
1188, 550 Burrard Street
Vancouver, BC V6C 2B5
Web site: www.eldoradogold.com